SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                    ISSUER TENDER OFFER STATEMENT
          (Pursuant to Section 13(e)(1) of the Securities
                         Exchange Act of 1934)


                CORTLAND FIRST FINANCIAL CORPORATION
                          (Name of Issuer)

                CORTLAND FIRST FINANCIAL CORPORATION
                (Name of Person(s) Filing Statement)

              Common Stock, par value $1.6667 per share
                   (Title of Class of Securities)

                            220613103
                (CUSIP number of class of securities)

                           David R. Alvord
                President and Chief Executive Officer
                Cortland First Financial Corporation
                           65 Main Street
                      Cortland, New York  13045
                            607-758-1201

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                            May 28, 1997

    (Date tender offer first published, sent or given to security holders)

Calculation of Filing Fee

Transaction valuation*        Amount of filing fee

$3,600,000                      $720

* Calculated solely for purposes of determining the filing fee, assuming the purchase of 150,000 shares at $24.00, net in cash per share.

____ Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A            Filing Party:       N/A

Form or Registration No.:   N/A         Date Filed:    N/A

ITEM 1.   SECURITY AND ISSUER.

     (a)  The name of the issuer is Cortland First Financial
          Corporation. The address of the issuer's principal executive office is 65 Main Street, Cortland, New York
          13045.

     (b) Information set forth in the Offer to Purchase filed as Exhibit a(1) to this statement (the "Offer to Purchase") under the headings "Introduction" and "Source and Amount of Funds" is incorporated herein by reference.
          Directors, Officers and Affiliates of the Company are eligible to participate in the Offer on the same terms as stockholders in general. The Company does not know to what extent, if at all, such persons will participate in the Offer.

     (c) Information set forth in the Offer to Purchase under the heading"Price Range of Common Stock; Dividends" is incorporated herein by reference.

     (d)  Not applicable.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Information set forth in the Offer to Purchase under the heading "Source and Amount of Funds" is incorporated herein by reference.

     (b)  Not applicable.

ITEM 3.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS
               OF THE ISSUER OR AFFILIATE.

     Information set forth in the Offer to Purchase under the headings "Purpose of the Offer" and "Source and Amount of Funds" is incorporated herein by reference. The issuer does not currently have any plans or proposals that relate to or would result in any of the events described in items 3 (a)-(j).

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

     Information set forth in the Offer to Purchase under the heading "Miscellaneous" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Not applicable.

ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Not applicable.

ITEM 7.   FINANCIAL INFORMATION.

     (a) The information set forth in (i) Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission on March 26, 1997 (Commission File No. 0-15366); and (ii) Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Commission on May 12, 1997 (Commission File No. 0-15366); is incorporated herein by reference.

     (b) Information set forth in the Offer to Purchase under the heading "Financial and Other Information" is incorporated herein by reference.

ITEM 8.   ADDITIONAL INFORMATION.

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e) Information in the Offer to Purchase and the other tender offer documents filed as exhibits to this statement is incorporated herein by reference.

ITEM 9.   MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1)    Offer to Purchase dated May 28, 1997.

     (a)(2)    Letter dated May 28, 1997 from David R. Alvord,
               President and Chief Executive Officer of the
               Company.

     (a)(3)    Question and Answer Sheet for Stockholders.

     (a)(4)    Form of Letter of Transmittal.

     (a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including form of communication to clients.

     (a)(6)    Form of Notice of Guaranteed Delivery.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g) The information set forth in (i) Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission on March 26, 1997 (Commission File No. 0-15366); and (ii) Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Commission on May 12, 1997 (Commission File No. 0-15366); is incorporated herein by reference.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated May 28, 1997           CORTLAND FIRST FINANCIAL CORPORATION


                              By:  /s/ David R. Alvord
                                   David R. Alvord
                                   Title:  President and Chief
                                           Executive Officer